1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X               Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            )

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Connected Transaction – Amendment of Centralized Services Agreement, dated March 31, 2008	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 1, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

CONNECTED TRANSACTION

AMENDMENT OF CENTRALIZED SERVICES AGREEMENT

SUMMARY

The Board announces that the Company and China Telecommunications Corporation have entered into the Supplemental Agreement on 31 March 2008 to amend certain terms of the Centralized Services Agreement to adjust the pricing basis for the use of international telecommunications facilities.

As China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), the transactions contemplated under the Supplemental Agreement constitute continuing connected transactions of the Company for the purposes of Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the transactions contemplated under the Centralized Services Agreement (as amended by the Supplemental Agreement) is, on an annual basis, above 0.1% but less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Centralized Services Agreement, but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules.

This announcement is published pursuant to Rule 14A.36(2) of the Hong Kong Listing Rules.

AMENDMENT OF THE CENTRALIZED SERVICES AGREEMENT

The Centralized Services Agreement relates to the provision of centralized services, such as the Company’s provision of business management services to customers of China Telecommunications Corporation, and the Company’s use of international telecommunications facilities and venues of China Telecommunications Corporation. The Centralized Services Agreement, renewed on 26 December 2007, has a term expiring on 31 December 2008, which can be renewed for further periods of one year unless the Company provides three months’ advance written notification to China Telecommunications Corporation of its intention not to renew it.

Pursuant to the Centralized Services Agreement, the apportionment of the costs incurred for the provision of business management services is on a pro rata basis in accordance with the revenues generated by each party. The fee for the use of venues is negotiated and determined by the parties by reference to comparable market price. The fee for the use of international telecommunications facilities is based on actual costs incurred and apportioned on a pro rata basis in accordance with the volume of international calls handled by each party.

The Company and China Telecommunications Corporation have entered into the Supplemental Agreement on 31 March 2008 to amend certain terms of the Centralized Services Agreement to adjust the pricing basis for the use of international telecommunications facilities in view of market conditions and the state of the international telecommunications facilities. Under the amended terms of the Centralized Services Agreement, the Company will apply a different pricing basis for the use of facilities of China Telecommunications Corporation, while the pricing basis for the use of facilities of independent third parties will remain unchanged.

A comparison of the pricing basis for the use of international telecommunications facilities under the original terms and amended terms of the Centralized Services Agreement is as follows:

	Original Terms	Amended Terms
For facilities of China Telecommunications Corporation	Based on actual costs incurred	To be negotiated and determined by the parties by reference to comparable market price

For facilities and services of independent third parties	Based on actual costs incurred	Based on actual costs incurred

The apportionment of the above fees will continue to be on a pro rata basis in accordance with the volume of international calls handled by each party.

Except for the above, no other amendments will be made to the Centralized Services Agreement.

The annual cap for the year ending 31 December 2008 for the transactions contemplated under the Centralized Services Agreement (as amended by the Supplemental Agreement) will remain unchanged at RMB500 million. For details, please refer to the Company’s announcement dated 26 December 2007.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Supplemental Agreement and the transactions contemplated thereunder are on normal commercial terms, are fair and reasonable, and are in the interest of the Company and its shareholders as a whole.

HONG KONG LISTING RULE IMPLICATIONS

As China Telecommunications Corporation is the Company’s controlling shareholder (such term as defined under the Hong Kong Listing Rules), the transactions contemplated under the Supplemental Agreement constitute continuing connected transactions of the Company for the purposes of Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the transactions contemplated under the Centralized Services Agreement (as amended by the Supplemental Agreement) is, on an annual basis, above 0.1% but less than 2.5%, they therefore fall under Rule 14A.34 of the Hong Kong Listing Rules. Accordingly, the Company is subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules in respect of the Centralized Services Agreement, but is exempt from the requirements of independent shareholders’ approval under Chapter 14A of the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings:

“Board”	as of the date of this announcement, the board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive Director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive Directors

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation ( ), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited ( ), a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Agreement”	the supplemental agreement to the Centralized Services Agreement entered into between the Company and China Telecommunications Corporation on 31 March 2008 to amend certain terms of the Centralized Services Agreement in order to adjust the pricing basis for the use of international telecommunications facilities

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond its control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s ability to successfully execute its business strategies. In addition, these forward-looking statements reflect the Company’s current views with respect to future events but are not a guarantee of future performance. The Company does not intend to update these forward-looking statements. Actual result may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC

31 March 2008

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